Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036

Phone: (212) 248-3140

Fax: (212) 248-3141

www.faegredrinker.com

September 8, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Long

Re:	Partners Group Private Equity (Master Fund), LLC (the “Fund” or the “Registrant); (File Nos.: 811-22241; 333-228860)

Dear Mr. Long,

This letter responds to the Staff’s accounting comments provided via telephone on August 6, 2025, relating to the Fund’s March 31, 2025 annual report on Form N-CSR and Amendment No. 6 to the Fund’s registration statement under the Investment Company Act of 1940. For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Fund's registration statement, unless otherwise indicated.

1.	Comment: The summary fee table in the confidential private placement memorandum (“PPM”) shows the Fund’s management fee at 1.50%. The audited financial statements show the management fee at approximately 1.60% to 1.62% for the two most recently completed fiscal years. Please update the summary fee table in the PPM to the actual management fee charged during the year.

Response: The Registrant confirms that it will make the requested change in the Fund’s next PPM update or by supplement to the Fund’s PPM.

2.	Comment: Footnote “a” to the Consolidated Schedule of Investments discloses the cost of restricted securities pursuant Rule 12-12 of Regulation S-X. This disclosure would not enable a shareholder to tie back the costs set out in the footnote to the applicable investment in the Consolidated Schedule of Investments. Consider adding another column to the Consolidated Schedule of Investments to reflect the cost of each restricted investment per relevant guidance on securities restricted as to resale under Rule 12-12 of Regulation S-X.

Response: The Registrant has reviewed its disclosures relating to investments in restricted securities under Rule 12-12 of Regulation S-X and will make any adjustments to future financial reports, including moving the cost basis from a footnote to a column within the Schedule of Investments.

3.	Comment: Note 2.n. of the Notes to Consolidated Financial Statements states “The Adviser acts as the Fund’s chief operating decision maker (“CODM”), assessing performance and making decisions about resource allocation.” Please explain how all personnel at the Adviser are a “group” for the purposes of determining the chief operating decision maker in accordance with Financial Accounting Standards Board Accounting Standards Update 2023-07, Segment Reporting (Topic 280). Further, please explain how using the Adviser meets this definition. If the chief operating decision maker was incorrectly identified, please correct in future reports filed with the Commission.

Response: The Registrant confirms that it will make the following adjustments in future financial reports: “The Fund’s President and Chief Financial Officer act as the chief operating decision maker (“CODM”), assessing performance and making decisions about resource allocation.”

*****

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (212) 248-3298 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Joshua Lindauer
Joshua Lindauer

2